John L. Reizian, Esquire

Assistant Vice President and Associate General Counsel

Lincoln Life & Annuity Company of New York

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

VIA EDGAR

December 8, 2009

Ms. Ellen Sazzman, Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

Room 8634; Mail Stop 8629

100 F Street, N. E.

Washington, DC 20549

Re:  LLANY Separate Account Y. for Flexible Premium Variable Life

Lincoln Life & Annuity Company of New York (“LLANY”)

File No. 333-159954; 811-21029; CIK: 0001164757

Initial Registration Statement, Form N-6

AssetEdgeSM VUL

Dear Ms. Sazzman:

This is in response to our conversation this morning regarding the above referenced filing.  I have confirmed that the surrender charge in this product is structured the same as in the countrywide version offered by our sister company.  Accordingly, we have revised the language under “When Charge is Deducted” column contained in the Surrender Charge section in Table 1: Transaction Fees to conform to that you recently you recently reviewed.  As with the other submission, the text will be replaced with the following:

For up to 15 years from the Policy Date and up to 15 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your policy.  For up to 10 years from the Policy Date or up to 10 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

We have provided both a clean copy and a blacklined version of the revised page within the prospectus for your review.  Thank you in advance for your assistance.  Should you have comments or questions, I may be reached by telephone or facsimile at the numbers noted above, or by e-mail at: John.Reizian@LFG.com

Sincerely,

/s/ John L. Reizian

John L. Reizian
Assistant Vice President and Associate General Counsel

note that changes made to the policy, as well as any changes in the current tax law requirements, may affect the policy’s qualification as life insurance or may have other tax consequences.

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your policy. Refer to the “Policy Charges and Fees” section later in this prospectus for more information.

Table I describes the fees and expenses that you will pay at the time you purchase your policy, surrender your policy, or transfer Accumulation Values between Sub-Accounts.

Table I: Transaction Fees

	When Charge	Amount
Charge	is Deducted	Deducted
Maximum sales charge imposed on premiums (Premium Load)	When you pay a premium.	Guaranteed not to exceed 3.5% of each premium.

Surrender Charge*(1)

~~Upon full surrender of your policy (years 1-15). When you make certain specified amount reductions (decreases) (years 1-10).~~ For up to 15 years from the Policy Date and up to 15 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your policy. For up to 10 years from the Policy Date or up to 10 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

Maximum Charge		~~$47.16~~$46.47 per $1,000 of specified amount.

Minimum Charge		$0.00 per $1,000 of specified amount.

Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is ~~$29.75~~$30.76 per $1,000 of specified amount.

For a female, age 45, standard non-tobacco, in year one the maximum Surrender Charge is ~~$27.28~~$22.14 per $1,000 of specified amount.

Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$25